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                             May 20, 2021

       Menachem Shalom
       Chief Executive Officer and Chief Financial Officer
       Hold Me Ltd
       30 Golomb Street
       Ness Zioyna, Israel 7401337

                                                        Re: Hold Me Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 23,
2021
                                                            File No. 333-255462

       Dear Mr. Shalom:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed April 23, 2021

       Cover Page

   1. Please check the box indicating that you elected not to use the extended transition period for complying with any
new or revised financial accounting standards pursuant to Section
                                                        7(a)(2)(B) of the
Securities Act. We note your assertion on page 4 that you opted out of this provision.
       Prospectus Summary, page 2

   2. You state that "The mobile payments market was valued at $897.68 billion in 2018 and is expected to reach a
value of $3695.46 billion by 2024, at a CAGR of 26.93% over the forecast period of 2019
    2024." Please provide an explanation of the significance of the size of this market to
your business.
 Menachem Shalom
Hold Me Ltd
May 20, 2021
Page 2
3. Please revise the Prospectus Summary to include information about your reliance on a sole customer, your history of net losses, and the uncertainty over whether the company will be a going concern.
Risk Factors
"We are solely dependent on one customer...", page 9

4. You disclose on page 58 of the prospectus that your sole customer did not provide cash payments for the 2020 services you provided. You also disclose on page 58 that you do not currently have the resources to market your product. However, you state in this risk factor that you have "invested significantly in branding, sales and marketing to acquire and retain customers since our inception" and that you "expect to continue to invest significantly to acquire new customers and retain our sole customer." Please revise the risk factor to address any material risk of non-payment from your current customer and to reflect your expected marketing spending.
5. You disclose that your sole customer "accounted for all our revenues, an aggregate of NIS
         149,791." You disclose elsewhere in this prospectus that your revenue for the fiscal year ended December 31, 2020 was NIS 486,360, and that your sole customer accounted for
         96% of your revenues for that period. Please revise the risk factor to clarify the amount of revenue the sole customer accounted for during that period.
"Raising additional capital would cause dilution...", page 12

6. Please consider disclosing the risk of dilution that would result if your sole officer and director converts his preferred shares into ordinary shares.
"Since we are solely dependent on Amazon Cloud...", page 14

7. Please disclose the material terms of your agreement with Amazon Cloud, including the term and any termination provisions.
Use of Proceeds, page 32
FirstName LastNameMenachem Shalom
8. Please discuss your plans if substantially less than the maximum proceeds are obtained. In
Comapany    NameHold
       this regard,     Meinclude
                    please Ltd a table illustrating your planned use of proceeds if 25%, 50%,
May 20,75%
         2021and 100%
               Page  2 of the offering is sold.
FirstName LastName
 Menachem Shalom
FirstName  LastNameMenachem Shalom
Hold Me Ltd
Comapany
May        NameHold Me Ltd
     20, 2021
May 20,
Page 3 2021 Page 3
FirstName LastName
Capitalization, page 36

9. Please provide separate columns depicting your capitalization for the following scenarios as of December 31, 2020:
             your actual capitalization as of December 31, 2020;
             pro forma to give effect to the issuance of 1,999,700 ordinary shares and 10,000,000 preferred shares as consideration in exchange for debt forgiveness of April 12, 2021;
             additional pro forma scenarios as further adjusted to present your capitalization at less than the maximum issuance of 2,000,000 shares from this offering (considering that this offering will be conducted on a best efforts basis) and the maximum issuance.
10. Please disclose in footnote (c) your source for the conversion rate of Israel Shekels (NIS)
         to US$.
Dilution, page 36

11. Please revise the table hereunder to illustrate dilution to new investors on a per share basis in US$, not NIS. Refer to Item 506 of Regulation S-K. Report of Independent Registered Public Accounting Firm, page 38

12. Refer to page 38. Please remove the last paragraph following the auditor's signature since it is not part of the auditor's report. It pertains to selected financial data elsewhere in your filing.
Financial Statements
Statements of Profit and Loss, page 40

13. Revise the description of the line-item "Income" to identify it as revenue.
14. Present loss per share information on the face of your income statement pursuant to ASC
         260-10-45-2.
Note 2. Summary of Significant Accounting Policies
F. Revenue Recognition, page 44

15. We note pursuant to the terms of your agreement with Galileo, the payment of the establishment fee which was due within nine months of the agreement date is conditioned on its receipt of NIS3 million in public or private funds. On page 58 you reported that
         Galileo did not make a payment to you for the year ended December 31, 2020.
         Accordingly, you received partial settlement of non-cash consideration in form of
         Galileo's stock valued at NIS 180,000 in lieu of cash. Please disclose your basis for reassessing the amounts and timing of your revenue recognition for the establishment fee, annual licensing fee and royalties as of December 31, 2020. Refer to ASC 606-10-
         32-14.
 Menachem Shalom
Hold Me Ltd
May 20, 2021
Page 4
Note 5. Fixed Assets, page 45

16. The carrying amount of your fixed assets as reported on the balance sheet is not consistent with the supporting details in Note 5. Please revise as appropriate. Further, explain to us your basis for capitalizing approximately NIS 1.3 million of R&D expenses to the extent that it has any remaining balance. Refer to ASC 730-10-25-1.
Note 7 - Payables and Credit Balances , page 46

17. Per your disclosures on page 66 and in Note 10 (***), the amount of NIS 1,474,171 owed to Mr. Shalom does not include a management fee in an amount of NIS 420,000 which was due May 2020 but was not invoiced until April 2021. Please revise your financial statements to accrue for such unpaid management fee.
Note 11. Subsequent Events, page 47

18. Please revise to disclose your receipt and transfer of Galileo's stock if such events occurred prior to the issuance of your financial statements. Additionally, please make clear if Galileo paid the balance of the establishment fee in cash per addendum to your agreement. If not, please disclose new payment arrangements for the remaining balance, if any.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 48

19. Please quantify the amounts attributable to the establishment fee, annual licensing fees, and royalties that were recognized in revenues for both periods presented.
Liquidity and Capital Resources, page 49

20. Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time you will be able to conduct planned operations using currently available capital resources. Refer to Section
         IV of SEC Interpretative Release 33-8350 and Item 303(a) of Regulation S-K.
Business
Our Customer, page 58

21. Please clarify if and when you received the installment payments for the establishment fee, including non-cash consideration consisting of 128,571 shares of Galileo stock.
FirstName LastNameMenachem Shalom
22. Please explain to us why the unpaid establishment and licensing fees are not reflected in
Comapany    NameHold
       accounts          Me Ltd
                 receivable. In this regard, we note that Galileo appeared to owe you at least
May 20,NIS450,000
         2021 Page as4 of the end of 2020.
FirstName LastName
 Menachem Shalom
FirstName  LastNameMenachem Shalom
Hold Me Ltd
Comapany
May        NameHold Me Ltd
     20, 2021
May 20,
Page 5 2021 Page 5
FirstName LastName
Management, page 60

23. Please provide management and director compensation disclosure pursuant to Part I, Item
         4.a. of Form F-1 and Part I, Item 6.B. of Form 20-F.
Description of share capital and articles of association, page 67

24. Please disclose the voting rights, if any, of your preferred stock. Principal Shareholders, page 70

25. We note your disclosure that the table excludes 10,000,000 preferred shares owned by Mr.
         Shalom. Because Mr. Shalom has the right to convert each preferred share at any time into 100 ordinary shares, please include these shares in the table. Refer to Item 403 of
         Regulation S-K and Rule 13d-3 of the Exchange Act.
Exhibits Index, page II-5

26.      Please file your bylaws and your Shareholders    Loan Agreement with
Mr. Shalom
         as exhibits. Also, tell us what consideration you have given to filing your agreement with
         Amazon Cloud. Refer to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at 202-551-4969 or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Mark Crone